November 9, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Emerging Growth Acquisitions I, Inc. Registration Statement on Form 10-12G Filed September 24, 2010 File No. 000-54130

Dear Mr. James:

We represent Emerging Growth Acquisitions I, Inc. (“Emerging Growth” or, the “Company,” “we,” “us,” or “our”).  By letter dated October 21, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form 10 filed on September 24, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Cover Page

1.	Please revise to provide all information required by the cover page of Form 10.

Answer: We have revised to provide all information required by the cover page of Form 10.

Part 1, page 1

Item 1. Description of Business, page 1

2.
Please explain your relationship with Emissary Capital Group, LLC.  Please include your analysis as to whether Emissary Capital Group, LLC is a promoter and why disclosure was not provided pursuant to Regulation S-K Item 404(c).

Answer: We have explained our relationship with Emissary Capital Group, LLC.  We have also included in our disclosure an analysis as to whether Emissary Capital Group, LLC is a promoter.  We did not provide disclosure pursuant to Regulation S-K Item 404(c) because we have not had a promoter at any time during the past five fiscal years.

3.
Please reconcile your disclosure in the third paragraph that you were formed to investigate and acquire a target company or business seeking the perceived advantages of being a publicly held company with your disclosure in the first paragraph of Note 1 on page F-6 that you were formed to provide business services and financing to emerging growth entities.

Answer: We have reconciled our disclosure in the third paragraph with our disclosure in the first paragraph of Note 1 on page F-6.

Form of Acquisition, page 2

4.
Please revise the fourth paragraph to explain how you could structure a business combination that could be completed without shareholder approval and whether you intend to provide the disclosure mentioned in the last sentence of the fourth paragraph if the number or identity of your shareholders change.

Answer: We have removed the fourth paragraph in this section because it is our intention to obtain shareholder approval for any future business combination entered into by the Company. In addition we intend to provide our shareholders with complete disclosure concerning a possible target entity and its business, including audited financial statements (if available to us) prior to any merger or acquisition.

Item 2. Management’s Discussion and Analysis….page 3

5.	Please revise to disclose the nature of the operating expenses you incurred during the period from July 19, 2010 (inception) through August 31, 2010. Refer to Regulation S-K Item 303(a)(3).

Answer: We have revised to disclose the nature of the operating expenses we incurred during the period from July 19, 2010 (inception) through August 31, 2010.

6.
We note your disclosure of the related party loan on page 10.  Please expand your disclosure in this section to discuss your outstanding loan obligation, including the material terms of the loan, and its impact on your liquidity and financial position.

Answer: We have expanded our disclosure in this section to discuss our outstanding loan obligation, including material terms of the loan and its impact on our liquidity and financial position.

7.	We note your disclosure in the fourth and fifth paragraphs. Please tell us:

•	whether Amit Tandon received any consideration for his oral agreement to provide funding to you;
•	whether your oral agreement with Mr. Tandon includes any termination provisions; and
•	whether you have any recourse if Mr. Tandon does not provide funding pursuant to your oral agreement.

Answer:  We have expanded our disclosure to include the information requested in the foregoing bullet points.

8.	We note your disclosure in the fourth and fifth paragraphs. Please revise to explain the effect of the operating company potentially becoming liable for your liabilities, both known and unknown.

Answer: We have revised our disclosure to explain the effect of the operating company potentially becoming liable for our liabilities, both known and unknown.

9.
Please revise to disclose the basis for your belief that a business combination with you will allow a company to establish a public trading market for its shares “while avoiding…the time delays [and] significant expense…which may occur in a public offering.”  Clarify why a private company would benefit by completing a registration with you rather than by filing its own Exchange Act registration statement given the information that will be required in a Form 8-K at the time of the business combination.

Answer: We have removed the disclosure “while avoiding…the time delays [and] significant expense…which may occur in a public offering.”

10.
We refer to your disclosure in the second sentence of the last paragraph.  Please revise to clarify the basis for your belief that you will have limited additional capital for potential target companies, given your disclosure that you have no assets, no business activities that provide cash flow, negative working capital, negative stockholders’ equity, and insufficient funds to prepare required filings and to research or negotiate a business acquisition.

Answer: We have removed disclosure that we will have limited additional capital for potential target companies.

Risk Factors, page 4

An investment in us is highly speculative….page 4

11.	Please revise to clarify:

•	the “personal pecuniary interest” mentioned in the second sentence.
•	“management” and “other members or [y]our management”
•	the number of other companies in which your management is involved or with which your management is affiliated.
•	how your management will allocate its time if there is a concurrent acquisition opportunity for any of those other companies, and
•	any conflict of interest that arises as a result of related party loans or ownership of your stock.

Answer:  We have revised our disclosure to revise the foregoing bullet points.

There is competition…..page 4

12.	With a view toward disclosure, please tell us about the information you have regarding the number of shell companies seeking to acquire an operating business.

Answer:

There are issues impacting liquidity of our securities….page 5

13.	We note your disclosure in the first paragraph on page 6. It is generally inappropriate to provide mitigating disclosure in your discussion of risk factors. Please revise accordingly.

Answer: We have removed the mitigating disclosure in the first paragraph on page 6.

Our principal stockholders may engage in a transaction….page 6

14.
Please revise to explain how your stockholders may choose to cause you to use proceeds from the sale of your securities to third parties to repurchase shares of common stock held by your stockholders. For example, does such a transaction require a shareholder vote, and how will the purchase price of the repurchased shares be determined?

Answer: We have removed this risk factor from our disclosure because our stockholders do not intend to use proceeds from the sale of our securities to third parties to repurchase shares of common stock held by our stockholders.

Control by management, page 7

15.
We note your statement that management currently controls and votes 50% of your issued and outstanding common stock.  Please revise to clarify that the remaining 50% is held by one other shareholder, Ajay Tandon, and identify his relationship to your sole officer and director.

Answer: We have revised our disclosure to clarify that the remaining 50% of the Company is held by one other shareholder, Ajay Tandon.  In addition, we have disclosed in our registration statement that Ajay Tandon is the brother of our sole officer and director.

Item 5.  Directors, Executive Officers, Promoters and Control Persons, page 8

A.Identification of Directors and Executive Officers, page 8

16.
Please revise to disclose all of your executive officers or to indicate all positions and offices held by Amit Tandon.  For example, we note your reference to “members” of management in “Current Blank Check Company Experience” on page 9 and your disclosure of shares issued to your “co-founder and Chief Executive Officer” in the last paragraph on page F-8.

Answer: We have revised our disclosure throughout to indicate all offices and positions held by Amit Tandon.  In addition, we have revised our disclosure throughout to clarify that Amit Tandon is our sole officer and director.

17.	Please revise to clarify Amit Tandon’s term of office as director and as executive officer and any period in which he has served as such. Refer to Regulation S-K Item 401(a) and (b).

Answer: We have revised our disclosure to clarify Amit Tandon’s term of office as director and as executive officer and any period in which he has served as such.

18.
Please revise to discuss briefly the specific experience, qualifications, attributes or skills that led to the conclusion that your director should serve as a director, in light of your business and structure.  Refer to Regulation S-K Item 401(e).

Answer: We have revised to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that our director should serve as a director, in light of our business and structure.

Amit Tandon, page 8

19.	Please revise to clarify the following:

•	when Mr. Tandon co-founded Emissary Capital Group, LLC;
•	why you have not included Mr. Tandon’s position as Chairman and CEO of Cavalier Holdings, Inc., as disclosed on page 10 of the proxy statement for Cavalier Holdings, Inc. filed on November 24, 2009;
•	the various domestic and international companies for whom Mr.Tandon performed consulting services from 2006 to 2008 and the nature of the services provided;
•	the various positions held with New York Global Group, Inc. from at least 2005 to 2006;
•	the dates of Mr.Tandon’s employment at White & Case and at Thacher Proffitt;
•	the dates of Mr. Tandon’s directorship at India Clean Energy, Inc.; and
•	any other positions or directorships that Mr. Tandon has held, given your disclosure in “Current Blank Check Company Experience,” on page 9.

Answer:  We have revised our disclosure in accordance with the foregoing bullet points.

Current Blank Check Company Experience, page 9

20.	Please revise to clarify “since inception” in the “Additional Information” column.

Answer:  We have revised our disclosure to clarify “since inception” in the “Additional Information” column.

21.
Please reconcile your statement in the first bullet point that the operations of each entity will have no impact on the other entities with your disclosure in the last sentence of the second risk factor on page 4.  Please also disclose how you will determine which of the shell companies will pay the expenses of your affiliates as they seek business combinations before a specific combination is assigned to a specific shell company.

Answer: We have reconciled our statement in the first bullet point with our disclosure in the last sentence of the second risk factor on page 4.  We have also disclosed how we will determine which of the shell companies will pay the expenses of our affiliates as they seek business combination before a specific combination is assigned to a specific shell company.

D. Involvement in Certain Legal Proceedings, page 9

22.
Please revise to indicate whether any director, executive officer, promoter or control person has been involved in any of the events listed in Regulation S-K Item 401(f) during the past ten years.  We note that your disclosure only covers the last five years.

Answer: We have revised our disclosure to indicate whether any director, executive officer, promoter or control person has been involved in any of the events listed in Regulation S-K Item 401(f) during the past ten years.

Item 6. Executive Compensation, page 9

23.	With a view toward clarified disclosure, please tell us how your officer, affiliates, and promoters intend to profit from their involvement in this company.

Answer: We have disclosed in this section how our officer and affiliates intend to profit from their involvement in the Company.

24.
Refer to your disclosure that the offer of any post-transaction employment to members of your management will not be a consideration for a proposed transaction.  With a view toward appropriate disclosure, please tell us whether this fact creates an incentive for your current affiliates to sell their shares after the business combination, particularly given the absence of other compensation arrangements and given your disclosure in the last risk factor on page 6.

Answer: We have removed the disclosure which states that the offer of any post transaction employment to members of our management will not be a consideration for a proposed transaction.

Item 7. Certain Relationships and Related Transactions, page 10

25.
With respect to the loan referenced in this section, please revise to identify the related person from whom you received the loan, and clarify the basis upon which the person is related to you.  Refer to Regulation S-K Item 404(a)(1).  Please also expand your disclosure of the amount of the transaction to state the largest aggregate amount outstanding, the amount outstanding as of the latest practicable date, and any amounts of principal or interest paid.  Refer to Regulation S-K Item 404(a)(5).

Answer: We have revised our disclosure to identify the related person from whom we received the loan and the basis upon which the person is related to us.  We have also expanded our disclosure regarding the amount of the transaction by stating the largest aggregate amount outstanding, the amount outstanding as of the latest practicable date, and any amount of principal or interest paid.

26.
Please reconcile your disclosure that the loan referenced in this section is non-interest bearing with your disclosure of interest expense on page F-3 and your disclosure of imputed interest in the second paragraph of Note 2 on page F-8 and in the second paragraph of Note 4 on page F-9.

Answer: We have reconciled our disclosure in this section with the disclosure provided in the notes to our financial statements.

27.
Please reconcile your disclosure here with your disclosure in Note 2 on page F-8 and Note 4 on page F-9.  From your revised disclosure, the following should be clear for each transaction:  the name of the related person, the basis upon which the person is related, the nature and amount of anything of value received by the related person or promoter, and the nature and amount of any services or other consideration received by you.  Refer to Regulation S-K Item 404(a) and (c).

Answer: We have revised our disclosure to clarify for each transaction: the name of the related person, the basis upon which the person is related, the nature and amount of anything of value received by the related person or promoter, and the nature and amount of any services or other consideration received.

Item 8. Description of Securities, page 10

(a) Common and Preferred Stock, page 10

28.
Please revise to outline any provisions in your articles of incorporation, bylaws or other that specify the vote required by security holders to take action.  For example, we note Section 1.8 of Exhibit 3.2.  See Regulation S-K Item 202(a)(1).

Answer: We have revised our disclosure to outline any provisions in our articles of incorporation, bylaws, or other that specify the vote required by security holders to take action.

29.
Please revise to explain how the rights of holders of your common and preferred stock may be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class.  For example, we note the authority given to your board of directors in Article IX of Exhibit 3.2 to amend, alter or repeal the bylaws of your corporation.  Refer to Regulation S-K Item 202(a)(2).

Answer: We have revised our disclosure to explain how the rights of holders of our common and preferred stock may be modified otherwise that by a vote of a majority or more of the shares outstanding, voting as a class.

30.	Please provide us your analysis supporting your conclusions that the following would not have the effect of delaying, deferring or preventing a change in control:

•	the number of authorized common shares,
•	the ability of the board to amend your charter, and
•	the ability of the board to name new directors without shareholder approval per Sections 2.1 and 2.3 of Exhibit 3.2.

       Answer: We have removed our disclosure in connection with the foregoing bullet points because we do not intend to delay, defer, or prevent a change in control.  The company is being formed with the intention of consummating a business transaction, we seek to effectuate a change in control and anticipate on taking no action which would impede such a transaction.

Preferred Stock, page 11

31.
We note your disclosure in the first two sentences as well as Section 4.2 of Exhibit 3.2.  Please tell us the section of  your Certificate of Incorporation included as Exhibit 3.1 that authorizes the board of directors to issue preferred stock “with designations, rights and preferences determined… by [y]our board of directors,” or please file the articles of incorporation that include such authorization as an exhibit.

Answer: Section 3 of our Articles of Incorporation provides for 10,000,000 shares of blank check Preferred Stock.  Section 4.2 of our bylaws authorizes the board of directors to issue preferred stock “with designations, rights and preferences determined… by our board of directors. We have updated this section of our disclosure accordingly.

32.
Please describe briefly any restriction on the repurchase or redemption of shares by you while there is any arrearage in the payment of dividends or sinking fund installments.  If there is no such restriction, so state.  Refer to Regulation S-K Item 202(a)(3).

Answer: We have stated that there is no such restriction on the repurchase or redemption of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Part II, page 11

Item 1. Market for Common Equity and Related Stockholder Matters, page 11

33.
We note your disclosure in the first sentence that your common stock is not trading on any stock exchange.  Please revise to clarify whether there is no established public trading market for your common stock.  See Regulation S-K Item 201(a).

Answer: We have revised our disclosure to clarify whether there is an established public trading market for our common stock.

Item 5. Indemnification of Directors and Officers, page 12

34.
Please tell us the section of your Certificate of Incorporation included as Exhibit 3.1 that supports your disclosure in the second and fourth paragraphs for the articles of incorporation that support this disclosure as an exhibit.

Answer: We have removed the disclosure pertaining to our Articles of Incorporation and have revised to state that Article V of our bylaws supports the disclosure in the second and fourth paragraphs of this section.

Financial Statements

35.	Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Answer: We have updated our financial statements as required by Rule 8-08 of Regulation S-X.

Statement of Operations, page F-3

36.	Please revise to correct your calculation of net loss per share, which does not appear correct based on the information provided in your statement of operations.

Answer:  We have revised this section to correct our calculation of net loss per share.

Note 1. Summary of Significant Accounting Policies and Organization, page F-6

General

37.	Please revise to disclose if August 31 is your fiscal year end.

Answer:  We have revised to disclose that August 31 is our fiscal year end.

(F)Business Segments, page F-8

38.	Please revise to move this heading from within your income tax footnote to the beginning of your segment discussion.

Answer: We have revised our disclosure to move this heading from within our income tax footnote to the beginning of our segment discussion.

Note 2. Stockholders’ Equity, page F-8

39.	Please disclose how you determined the value of services contributed by shareholders.

Answer: We have disclosed how we determine the value of services contributed by shareholders.

Exhibit 3,2

40.	Please tell us whether any meetings of shareholders or the board of directors may be held in the absence of the Chairman of the Board. We note Section 3.3 of Exhibit 3.2.

Answer:

In addition, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Anslow & Jaclin, LLP
       Anslow & Jaclin, LLP